82-5097

AQUARIUS
PLATINUM LIMITED

04 MAR 10 AM 7:2

04010429

FACSIMILE TRANSMISSION

Date:	10 March 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	5 *(Including this cover page)*
Re:	**Aquarius Platinum Limited - File # 82-5097**

SUPPL

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

dlw 3/10

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

10 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	27 February 2004	ASX & LSE	Announcement	EMPR Approved for Aquarius Platinum's Pool and Share Project
E-Lodge	9 March 2004	ASX & LSE	Announcement	Aquarius to Recover PGMs from Chromite Ore Tailings Retreatment Project

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

9th March 2004

AQUARIUS TO RECOVER PGMs FROM CHROMITE ORE TAILINGS RETREATMENT PROJECT

Aquarius Platinum Limited (AQP) announced today (9 March 2004) that it is to lead a three-member consortium in a project to treat chromite tailings through a purpose-built plant at its Kroondal Mine in South Africa. The initial year of the project is expected to yield in excess of 20 000 ozs of platinum group metals (PGMs), growing to 28 000 ozs per year from the second year, with half of the production (initially 10 000 ozs) attributable to AQP.

The consortium, known for the time being as RK1, comprises Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), a wholly-owned subsidiary of AQP, GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA). AQP holds a participation interest of 50% in the consortium, and GB and SLVSA 25% each. The consortium has contracted Aquarius Platinum (South Africa) (Pty) Ltd (AQPSA), Kroondal's owner and operator, to operate the tailings retreatment plant. AQPSA will receive a management fee for the services provided.

The project will treat old dumps and current tailings streams derived from the beneficiation processes employed by neighbouring chromite miners in the Kroondal area. After mining of the chromite bearing ores, the chromite ore miners upgrade the quality of their chromite ores for chromite content, producing a tailings stream, which contains the majority of the low-level in-situ PGM content derived from mining the chrome ores. Additional acceptable quality chromite will also be produced from these discards. Significant tonnages of dump and current arisings material are available to the project.

AQP CEO Stuart Murray said: "The project, albeit modest in size compared to our mines, is an all-round winner for the Aquarius group. The project capitalises on our experience in treating UG2 reef, a chromite bearing ore containing higher levels of PGM than the LG6 reef mined by our neighbours. In setting up the Kroondal mine, AQPSA acquired title to certain of the PGMs in the old dumps and chromite reefs of our neighbours, including both miners and farmers in the local area. GB acquired or had rights to acquire other PGMs in the area and brought to us the concept of combining the PGM tailings and arisings of the parties in the area to create an economic resource to enable this project. This started the cooperative effort to create the RK1 project.

There will be a clean-up of old dumps on the Kroondal property derived from early chromite mining activities, furthering our commitment to sound environmental practice.

By reprocessing old dumps at Kroondal and further beneficiating discard streams from our neighbours, we will generate additional, profitable income with very limited risk."

The capital cost of the project is estimated at R26.3 million, with additional working capital requirements of R2.3 million seeing the project into operation and cashflow breakeven. A turnkey contract to construct the plant will shortly be awarded to Tawana Projects (Pty) Limited, a joint venture company formed between Bateman and ProPlant. Construction will begin this month with first production expected by October of this year, with a rapid ramp-up to full production by December 2004.

The funding of the R28.6 million cash requirement will be approximately R18 million from AQP via ASACS with the balance from GB and SLVSA. AQP has sufficient cash resources on hand for the project.

The operation will treat 20 000 tons of chromite tailings a month at an average grade of 4 g PGM per ton, yielding approximately 20 000 ozs of PGMs in the first year, 2005. After a small plant add-on, the production will rise to 28 000 ozs of PGMs per year. The split of metals produced will be similar to those produced from AQP's South African operations and the project's life is in line with Kroondal mine's life of 15 years.

With little "mining" cost, no crushing and no milling costs, the economics of the project are attractive. Tailings and dump material, due to their fine particle size, can be fed directly into the new facility's flotation process. PGMs are recovered by conventional flotation and the resultant concentrates will be sold to AQP's current partners, namely Impala Platinum and Anglo Platinum.

Operating costs including management fees are estimated at R92 per ton in the first year reducing to R80 per ton thereafter. At R 7/US$ 1, this equates to an operating cost of $170 per PGM oz in year one reducing to $145 per PGM oz thereafter.

The project economics have been conservatively modeled and are very robust over a wide range of metal prices and exchange rate assumptions. An after-tax internal rate of return of 40% is achieved at a basket price of US$ 389 per PGM oz with an exchange rate of R 6/US$ 1 and of 72% at a basket price of US$ 521 per PGM oz with an exchange rate of R 7/ US$ 1.

For further information:

In Australia:

Willi Boehm

Aquarius Corporate Services

+61 8 9367 5211

In the United Kingdom:

Nick Bias

Aquarius Platinum Limited

+ 44 7887 920 530

In South Africa:

Charmane Russell/Janice Dempsey

Russell & Associates

+27 11 880 3924

82-5097

AQUARIUS
PLATINUM LIMITED

27 February 2004

EMPR approved for Aquarius Platinum's Pool and Share Project

Aquarius Platinum Limited (AQP) is pleased to announce that the South African Department of Minerals and Energy has approved the Environmental Management Programme Report (EMPR) for the company's Pool and Share Project at the Kroondal Platinum Mine. EMPR approval is required before mining and construction can commence. Construction of the new concentrator and shaft will commence on schedule in March 2004.

The "Pool and Share Agreement" (P&SA) with Anglo Platinum, sees Kroondal attributable PGM ore reserves' inventory boosted significantly by 2.53 million ounces to approximately 3.76 million ounces. Kroondal's production will also more than double by 2005 to 505,000 PGM ounces, half of which will be attributable to AQP(SA) with the life-of-mine set to extend by eight years to 2016.

For further information please contact:
In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 8 9367 5211

In the United Kingdom:
Nick Bias
Aquarius Platinum Limited
+27 11 455 2050 / + 44 7887 920 530

In South Africa:
Janice Dempsey
Russell & Associates
+27 11 880 3924 / +27 82 376 2327